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                                                                EXHIBIT 99.1


                            STOCK PURCHASE AGREEMENT

     This STOCK PURCHASE AGREEMENT, is made and entered into as of May 4, 1999, by and between PACIFICARE HEALTH SYSTEMS, INC., a Delaware corporation ("PacifiCare"), and UNIHEALTH FOUNDATION, a California nonprofit public benefit corporation ("UniHealth").

                                    RECITALS

     WHEREAS, PacifiCare proposes to combine (the "Recapitalization") its Class A Common Shares and Class B Common Shares into a single class of Common Stock (the "Common Stock") with the Class A Common Shares being renamed Common Stock and the Class B Common Shares being exchanged for Common Stock at an exchange rate of one share of Class B Common Shares for one share of Common Stock;

     WHEREAS, the Recapitalization, if approved, will be effected through an amendment to PacifiCare's Certificate of Incorporation (the "Amendment") in the form of Exhibit A hereto;

     WHEREAS, UniHealth currently owns 5,909,500 shares, or approximately 39.7%, of PacifiCare's outstanding Class A Common Shares and 285,000 shares of PacifiCare's outstanding Class B Common Shares and, as a result of the Recapitalization, would hold 6,194,500 shares, or approximately 13.58%, of PacifiCare's outstanding Common Stock (as constituted before and after the Recapitalization, such shares are referred to herein as the "UniHealth Shares");

     WHEREAS, in order to effect the Amendment and thereby the Recapitalization, PacifiCare must obtain approval of a majority of the Class A Common Shares and a majority of the Class B Common Shares outstanding on the record date for the PacifiCare Meeting of Stockholders (the "Approval");

     WHEREAS, PacifiCare desires to obtain UniHealth's agreement to vote the UniHealth Shares in favor of the Amendment at the Meeting of Stockholders;

     WHEREAS, UniHealth has become a charitable foundation under the Internal Revenue Code and has informed PacifiCare that it desires to diversify its holdings and reduce the number of UniHealth Shares it owns;

     WHEREAS, UniHealth could reduce its holdings through a private or public underwritten sale, a large block sale, open market sales or other means that could adversely affect the market value of PacifiCare's securities and adversely affect PacifiCare's ability to pursue its long term business plan;

     WHEREAS, PacifiCare believes that it is in the best interests of PacifiCare and its stockholders for PacifiCare to purchase a significant number of the UniHealth Shares from UniHealth, subject to and in accordance with the terms and conditions of this Agreement;

     WHEREAS, UniHealth is willing to agree to vote in favor of the Amendment and to sell 5,909,500 of the UniHealth Shares to PacifiCare, subject to and in accordance with the terms and conditions of this Agreement (the Recapitalization and the transactions with UniHealth pursuant to this Agreement are collectively referred to as the "Transaction");

     WHEREAS, the Board of Directors of PacifiCare has received a fairness opinion from its financial advisor, Warburg Dillon Read, to the effect that the Transaction is fair, from a financial point of view, to the stockholders of PacifiCare (the "Fairness Opinion"); and

     WHEREAS, the Board of Directors of PacifiCare has determined that the Transaction is in the best interest of the stockholders of PacifiCare and PacifiCare and has agreed to submit the Amendment for approval by the stockholders of PacifiCare at the Meeting of Stockholders.

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     NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties and covenants herein contained, the parties, intending to be legally bound, mutually agree as follows:

1. DEFINITIONS.

     1.1 DEFINITIONS. As used herein, the following terms have the following meanings:

        (a) "AMENDMENT" has the meaning set forth in the Recitals.

        (b) "APPROVAL" has the meaning set forth in the Recitals.

        (c) "APPROVAL DATE" means the date on which the Approval occurs.

        (d) "CLASS B SHARES" means the 285,000 shares of Common Stock acquired by UniHealth in exchange for the Class B Common Shares owned by UniHealth upon the filing of the Amendment.

        (e) "CLOSING PLACE" means the location where the Initial Closing, each of the Subsequent Closings and the Final Closing are consummated, which shall be at the offices of Konowiecki & Rank, 633 West Fifth Street, Los Angeles California, or at a place to be agreed to by UniHealth and PacifiCare.

        (f) "CREDIT AGREEMENT" means the Credit Agreement dated October 31, 1996, among NT Holdings, Inc. (now known as PacifiCare), The Bank of New York, The Bank of Nova Scotia, Banque Nationale de Paris, The Dai-ichi Kangyo Bank, Ltd., The Industrial Bank of Japan Limited, Rabobank Nederland, Sanwa Bank California, The Sumitomo Bank, Limited and Wells Fargo Bank, N.A. as Co-Agents, The Chase Manhattan Bank and Citicorp USA, Inc., as Managing Agents, Bank of America National Trust and Savings Association, as Agent, and the other financial institutions who are a party thereto, as amended by the First Amendment to Credit Agreement date as of August 15, 1997 and the Second Amendment to Credit Agreement dated December 31, 1997.

        (g) "FAIRNESS OPINION" has the meaning set forth in the Recitals.

        (h) "FINAL CLOSING" means the purchase and sale of the Final Shares pursuant to Section 4.3 below.

        (i) "FINAL CLOSING DATE" means February 15, 2001.

        (j) "FINAL SHARES" means all UniHealth Shares beneficially owned by UniHealth as of the date of this Agreement (which the parties believe is approximately 909,500), excluding the 285,000 shares of Common Stock acquired upon conversion of the Class B Shares, the Initial Shares, all of the Subsequent Shares and the Released Shares.

        (k) "FINANCIAL ADVISOR" means Warburg Dillon Read.

        (l) "INITIAL CLOSING" means the purchase and sale of the Initial Shares pursuant to Section 4.1 below.

        (m) "INITIAL CLOSING DATE" means the first business day immediately following the first thirty (30) trading days of the Common Stock on the Nasdaq National Market.

        (n) "INITIAL SHARES" means 1,000,000 of the UniHealth Shares.

        (o) "MEETING OF STOCKHOLDERS" means the annual meeting of stockholders of PacifiCare scheduled to be held on June 24, 1999, or such subsequent date designated by the Board of Directors of PacifiCare or a special meeting of stockholders of PacifiCare at which the Amendment is submitted for approval and any adjournment, postponement or continuation thereof.

        (p) "PRE-FINAL CLOSING PERIOD" has the meaning set forth in Section 7.1.

        (q) "PURCHASE PRICE" means, determined as of the applicable Initial Closing Date, Subsequent Closing Date or Final Closing Date for the repurchase of the Initial Shares, Subsequent Shares or Final Shares, as applicable, the average of the closing prices (last sales price) of one share of PacifiCare's Common Stock as quoted on the Nasdaq National Market (or if PacifiCare Common Stock is subsequently listed for trading on the New York Stock Exchange, then on the New York Stock Exchange) for the thirty (30) trading

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days immediately preceding such date (excluding the repurchase date itself)
unless PacifiCare agrees to a different price in accordance with Section 9.2 below.

        (r) "RECAPITALIZATION" has the meaning set forth in the Recitals.

        (s) "REGISTRATION RIGHTS AGREEMENT" has the meaning set forth in Section
7.8 below.

        (t) "RELEASED SHARES" has the meaning set forth in Section 9.2 below.

        (u) "SALE TRANSACTION" means any transaction involving the sale, disposition, acquisition, transfer or "short sale" of, or grant of an option to purchase, the UniHealth Shares, or any hedging or similar transaction with the same economic effect as a sale of all or any of the UniHealth Shares.

        (v) "SUBSEQUENT CLOSING" means the purchase and sale of Subsequent Shares on each Subsequent Closing Date pursuant to Section 4.2 below.

        (w) "SUBSEQUENT CLOSING DATE" means each of November 15, 1999, February 15, 2000, May 15, 2000, August 15, 2000 and November 15, 2000.

        (x) "SUBSEQUENT SHARES" means, with respect to November 15, 1999, 1,000,000 of the UniHealth Shares, and with respect to February 15, 2000, May 15, 2000, August 15, 2000, November 15, 2000, 750,000 of the UniHealth Shares.

        (y) "TRANSACTION" has the meaning set forth in the Recitals.

     1.2 OTHER TERMS. All terms defined in the other Sections of this Agreement shall have the meaning ascribed to them in those Sections.

2. AGREEMENT TO VOTE.

     2.1 AMENDMENT. UniHealth hereby revokes any and all previous proxies with respect to the UniHealth Shares. Subject only to the conditions that (i) immediately prior to the Meeting of Stockholders, there are no conditions to PacifiCare's obligation to effect the Recapitalization and make the payment contemplated by Section 3 other than receipt of the Approval and (ii) there are no hearings scheduled by any court of competent jurisdiction or any governmental authority seeking any temporary restraining order, injunction, or other relief restraining, enjoining or otherwise prohibiting the holding of the Meeting of Stockholders, the consideration of the Amendment, the filing of the Amendment, or any other aspect of the Transaction, UniHealth irrevocably agrees to vote all of the UniHealth Shares in favor of the approval of the Amendment and otherwise act (including pursuant to written consent) with respect to all of the UniHealth Shares, for the approval of the Amendment and any action reasonably required in furtherance hereof or thereof, at the Meeting of Stockholders. In addition, UniHealth agrees to vote at the Meeting of Stockholders or at any other meeting or meetings of the stockholders of PacifiCare against: (a) any proposal or transaction which could prevent or delay the consummation of the Transaction;
(b) any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of PacifiCare in this Agreement, provided that PacifiCare advises UniHealth prior to the vote, that it believes that such action or agreement would have such an effect and the basis for such belief; (c) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving PacifiCare or any significant subsidiary of PacifiCare; (d) any sale, lease or transfer of all or substantially all of the assets of PacifiCare or any significant subsidiary of PacifiCare; (e) any reorganization, recapitalization, dissolution or liquidation of PacifiCare or any significant subsidiary of PacifiCare other than the Amendment and Recapitalization; (f) any change in a majority of the Board of Directors of PacifiCare, or (g) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the contemplated economic benefits to PacifiCare and its stockholders of the Transaction as contemplated by this Agreement, provided that PacifiCare advises UniHealth prior to the vote that it believes such action would have such an effect and the basis for such belief. The voting agreements in this Section
2.1 shall remain in effect with respect to the UniHealth Shares until the earlier of (i) receipt of the Approval or (ii) the termination of this Agreement. Immediately prior to the Meeting of Stockholders, PacifiCare shall deliver to

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UniHealth a certificate executed by its chief executive officer, president or chief operating officer and its chief financial officer or secretary substantially in the form of Exhibit B hereto.

     2.2  PROXY; FURTHER ASSURANCES.

        (a) Contemporaneously with the execution of this Agreement, UniHealth shall deliver to PacifiCare a proxy in the form attached hereto as Exhibit C hereto, which shall be irrevocable to the fullest extent permitted by law, with respect to the UniHealth Shares except as otherwise provided in Section 2.1 (the "Proxy").

        (b) UniHealth shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in PacifiCare the power to carry out and give effect to the provisions of Sections 2.1 and 2.2.

        (c) The Proxy shall remain in effect with respect to the UniHealth Shares until the earlier of (i) receipt of the Approval or (ii) the termination of this Agreement.

3. PAYMENT TO UNIHEALTH UPON APPROVAL OF AMENDMENT.

     In consideration of UniHealth's voting agreements set forth in Section 2.1 above and its agreement to sell the UniHealth Shares in accordance with this Agreement, on the Approval Date, if the Approval is received, PacifiCare will pay UniHealth sixty million dollars ($60,000,000.00) in cash (paid by wire transfer, cashier's or certified check or other means of payment of immediately available funds) following receipt at the Meeting of Stockholders, from the inspector of elections for the meeting, of the preliminary vote count on the Amendment reasonably confirming its Approval.

4. SALE AND PURCHASE OF UNIHEALTH SHARES.

     4.1 PURCHASE OF INITIAL SHARES. Subject to the terms and conditions of this Agreement, at the Initial Closing, PacifiCare shall purchase from UniHealth, and UniHealth shall sell to PacifiCare, the Initial Shares at a price per share equal to the Purchase Price. The Initial Closing shall take place at the Closing Place at 10:00 a.m., Pacific time, on the Initial Closing Date.

     4.2 PURCHASE OF SUBSEQUENT SHARES. Subject to the terms and conditions of this Agreement, at each Subsequent Closing, PacifiCare shall purchase from UniHealth, and UniHealth shall sell to PacifiCare, the corresponding number of Subsequent Shares at a price per share equal to the Purchase Price. A Subsequent Closing shall take place at the Closing Place at 10:00 a.m., Pacific time, on each Subsequent Closing Date.

     4.3 PURCHASE OF FINAL SHARES. Subject to the terms and conditions of this Agreement, at the Final Closing, PacifiCare shall purchase from UniHealth, and UniHealth shall sell to PacifiCare, the Final Shares at a price per share equal to the Purchase Price. The Final Closing shall take place at the Closing Place at 10:00 a.m., Pacific time, on the Final Closing Date.

     4.4 DELIVERIES AT THE INITIAL CLOSING, EACH SUBSEQUENT CLOSING AND THE FINAL CLOSING. At the Initial Closing, each Subsequent Closing and the Final Closing, as applicable:

     (a) UNIHEALTH DELIVERIES.

           (i) UniHealth shall deliver to PacifiCare stock certificates registered in UniHealth's name, duly endorsed for transfer or accompanied by duly executed stock transfer powers, representing the UniHealth Shares being sold, assigned, conveyed and transferred hereunder by UniHealth at such closing.

           (ii) UniHealth shall deliver to PacifiCare a certificate executed by its chief executive officer, president or chief operating officer and its chief financial officer or secretary certifying that the representations and warranties contained in Section 5.2 are accurate in all material respects as of such date and that it has complied with all obligations and covenants required to be complied with by it prior to such date.

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          (b) PACIFICARE DELIVERIES.

           (i) PacifiCare shall deliver to UniHealth a certificate executed by its chief executive officer, president or chief operating officer and its chief financial officer or secretary certifying that all conditions to its obligations to close such sale, as set forth in Section 8 have been satisfied or waived by PacifiCare and that it has complied with all obligations and covenants required to be complied with by it prior to such date.

           (ii) Against delivery of the stock certificates in accordance with
Section 4.4(a)(i), PacifiCare shall pay UniHealth an amount in cash (paid by wire transfer, cashier's or certified check or other means of payment of immediately available funds) equal to the amount specified in Sections 4.1, 4.2 or 4.3, as applicable.

     4.5 FURTHER ASSURANCES. From time to time at or after the Initial Closing, each Subsequent Closing and the Final Closing, as applicable, at PacifiCare's request and without further consideration, UniHealth agrees to execute and deliver such other instruments of conveyance and transfer and take such other actions as PacifiCare reasonably may require to more effectively convey, transfer to and vest in PacifiCare, all right, title and interest in and to the UniHealth Shares sold, assigned, conveyed and transferred hereunder by UniHealth on such date.

     4.6 TRANSFER TAXES. Any stock transfer taxes incurred by PacifiCare, UniHealth or any other party in connection with the transfer of the UniHealth Shares to PacifiCare shall be borne and paid exclusively by UniHealth.

5. REPRESENTATIONS AND WARRANTIES OF UNIHEALTH.

     Except as disclosed or excepted in the disclosure schedule attached hereto as Exhibit D hereto (the "UniHealth Disclosure Schedule"), UniHealth hereby makes the representations and warranties set forth in this Section 5, which representations and warranties shall be deemed to have been made again as of and at the Initial Closing.

     5.1  AUTHORITY, APPROVAL AND ENFORCEABILITY.

        (A) CORPORATE EXISTENCE. UniHealth is a nonprofit public benefit corporation duly organized, validly existing and in good standing under the laws of the State of California.

        (B) POWER TO EXECUTE AGREEMENT. UniHealth has full power and authority to execute, deliver and perform its obligations under this Agreement. All actions of UniHealth necessary for such execution, delivery and performance have been duly taken.

        (C) ABSENCE OF CONFLICTS. The execution and delivery by UniHealth of this Agreement does not, and the completion of the transactions contemplated by this Agreement will not, result in any conflict with, breach of, or termination or forfeiture under (or upon the failure to give notice or the lapse of time, or both, result in any conflict with, breach of, or termination or forfeiture under) any terms or provisions of the charter documents, as amended, of UniHealth or any statute, rule, regulation, judicial or governmental decree, order, judgment, agreement, lease, loan agreement, debenture, indenture or mortgage to which UniHealth is a party or to which any of its assets are subject, except to the extent that any such conflict, breach or termination does not and could not be reasonably expected to have a material adverse effect on UniHealth's ability to perform its obligations under this Agreement.

        (D) ENFORCEABILITY. Upon the due execution and delivery by the parties, this Agreement will be a binding obligation of UniHealth enforceable against UniHealth in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally.

     5.2 TITLE TO STOCK. UniHealth is the sole, true, lawful record and beneficial owner of the UniHealth Shares, with no restrictions on UniHealth's voting rights or rights of disposition pertaining to such shares, and the UniHealth Shares constitute all of the shares of capital stock of PacifiCare owned beneficially or of record by UniHealth. On the Initial Closing Date, each Subsequent Closing Date and the Final Closing Date, as

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applicable, upon payment of the Purchase Price therefor, PacifiCare will acquire good title to the UniHealth Shares being sold, assigned, conveyed and transferred hereunder by UniHealth on such date, free and clear of all liens, mortgages, claims, options, proxies, charges, security interests, encumbrances, rights of first refusal and similar rights and other transfer restrictions of any nature whatsoever, except for restrictions imposed by applicable securities laws and any encumbrances created by or through PacifiCare.

     5.3 NO CONSENTS. No consent, approval, order or authorization of, or registration, declaration or filing with, any third party is required by or with respect to UniHealth in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

     5.4 BROKERS. UniHealth has not dealt with any investment bankers, finders or brokers in connection with the transactions contemplated by this Agreement except ING Furman Selz and UniHealth is solely responsible for the payment of any investment banking or other fees payable to ING Furman Selz.

     5.5 INVESTMENT REPRESENTATIONS. UniHealth represents that by reason of its, or of its representatives', business or financial experience, UniHealth has the capacity to protect its own interests in connection with the Transaction. UniHealth has received and read the financial statements of PacifiCare contained in its Annual Report on Form 10-K for the year ended December 31, 1998, as amended by the Form 10-K/A. UniHealth is aware of and has considered the financial and market risks of selling the UniHealth Shares on the terms set forth in this Agreement and is willing to forego through such sale the potential for future economic gain that might be realized from owning the UniHealth Shares. UniHealth agrees that following the Meeting of Stockholders, PacifiCare shall not have an ongoing obligation to UniHealth to publicly disclose material corporate developments that might affect the trading price of its Common Stock, and thereby the Purchase Price for the Initial Shares, any Subsequent Shares or the Final Shares. UniHealth acknowledges and agrees that one or more of the trading prices used to determine the Purchase Price for each of repurchases may not adequately reflect all publicly available information or all material non-public information that PacifiCare has not yet disclosed.

6. REPRESENTATIONS AND WARRANTIES OF PACIFICARE.

     PacifiCare hereby makes the representations and warranties set forth in this Section 6, which representations and warranties shall be deemed to have been made again as of and at the Initial Closing.

     6.1  AUTHORITY, APPROVAL AND ENFORCEABILITY.

           (A) CORPORATE EXISTENCE. PacifiCare is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

           (B) POWER TO EXECUTE AGREEMENT. Subject to receipt of the Approval, PacifiCare has full power and authority to execute, deliver and perform its obligations under this Agreement. The Board of Directors of PacifiCare (with the director nominees of UniHealth abstaining) has unanimously approved the execution, delivery and performance of this Agreement, subject to the Approval. All actions of PacifiCare necessary for such execution, delivery and performance have been, or, as of the Initial Closing Date will have been, duly taken.

           (C) ABSENCE OF CONFLICTS. The execution and delivery by PacifiCare of this Agreement does not, and the completion of the transactions contemplated by this Agreement will not, result in any conflict with, breach of, or termination or forfeiture under (or upon the failure to give notice or the lapse of time, or both, result in any conflict with, breach of, or termination or forfeiture under) any terms or provisions of the charter documents, as amended as of the date of this Agreement or as amended by the Amendment, of PacifiCare or any statute, rule, regulation, judicial or governmental decree, order, judgment, agreement, lease, loan agreement, debenture, indenture or mortgage to which PacifiCare is a party or to which any of its assets except to the extent that any such conflict, breach or termination does not and could not be reasonably expected to have a material adverse effect on PacifiCare's ability to perform its obligations under this Agreement.

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           (D) ENFORCEABILITY. Upon the due execution and delivery by the parties, this Agreement will be a binding obligation of PacifiCare enforceable against PacifiCare in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally.

     6.2 NO CONSENTS. No consent, approval, order or authorization of, or registration, declaration or filing with any third party, is required by or with respect to PacifiCare in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (1) the filing of a proxy statement with the Securities and Exchange Commission and Nasdaq for the Meeting of Stockholders; (2) the filing of the Amendment by the Secretary of State of Delaware, (3) any filings required under the Registration Rights Agreement; and (4) the waiver or amendment of certain covenants in the Credit Agreement.

     6.3 SEC DOCUMENTS. PacifiCare has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission since January 1, 1999, and each such form, report and document (i) complied with the requirements of the Securities Act of 1933 or the Securities Exchange Act of 1934, as applicable, at and as of the times they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing); and (ii) did not at and as of the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     6.4 WHEREWITHAL. PacifiCare has on hand, or will have arranged at or prior to each of the Initial Closing, each Subsequent Closing and the Final Closing, sufficient funds to enable it to pay the Purchase Price for the Initial Shares, Subsequent Shares or Final Shares, as applicable, and to otherwise consummate the Transaction.

     6.5 BROKERS. PacifiCare has not dealt with any investment bankers, finders or brokers in connection with the transactions contemplated by this Agreement except Warburg Dillon Read and PacifiCare is solely responsible for the payment of any investment banking or other fees payable to Warburg Dillon Read.

7. COVENANTS.

     7.1 NO NEGOTIATION AND STANDSTILL. During the period from the date of this Agreement until the termination of this Agreement (the "Pre-Final Closing Period"), except with respect to the Released Shares as permitted in Sections
8.5 and 9.2, neither UniHealth nor any of its representatives shall directly or indirectly:

           (A) solicit or encourage the initiation of any inquiry, proposal or offer from any person relating to a possible Sale Transaction;

           (B) participate in any discussions or negotiations or enter into any agreement with, or provide any information to, any person relating to or in connection with a possible Sale Transaction;

           (C) consider, entertain or accept any proposal or offer from any person relating to a possible Sale Transaction.

           (D) engage in any Sale Transaction;

           (E) make, effect, initiate, cause or participate in (i) any acquisition of beneficial ownership of any securities of PacifiCare or any securities of any subsidiary or other affiliate of PacifiCare, (ii) any acquisition of any assets of PacifiCare or any assets of any subsidiary or other affiliate of PacifiCare, (iii) except for the Recapitalization and except as expressly authorized in Section 10.2, any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving PacifiCare or any subsidiary or other affiliate of PacifiCare, or involving any securities or assets of PacifiCare or any securities or assets of any subsidiary or other affiliate of PacifiCare,

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or (iv) any "solicitation" of "proxies" (as those terms are used in the proxy rules of the Securities and Exchange Commission) or consents with respect to any securities of PacifiCare;

           (F) form, join or participate in a "group" (as defined in the Securities Exchange Act of 1934 and the rules promulgated thereunder) with respect to the beneficial ownership of any securities of PacifiCare;

           (G) act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of PacifiCare;

           (H) take any action that might require PacifiCare to make a public announcement regarding any of the types of matters set forth in clause "(e)" of this sentence;

           (I) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clause "(e)", "(f)", "(g)" or "(h)" of this covenant;

           (J) assist, induce or encourage any other person, entity or group to take any action of the type referred to in clause "(e)", "(f)", "(g)", "(h)" or "(i)" of this covenant;

           (K) enter into any discussions, negotiations, arrangement or agreement with any other person, entity or group relating to any of the foregoing; or

           (L) request or propose that PacifiCare or any of PacifiCare's representatives amend, waive or consider the amendment or waiver of any provision set forth in this Section 7.1.

Notwithstanding the foregoing, if at the time UniHealth takes any of the foregoing actions (i) PacifiCare has breached in any material respect any of its obligations or covenants under this Agreement, and (ii) PacifiCare has failed to cure such breach or take reasonable steps to cure such breach within thirty (30) days of notice from UniHealth of such breach (which notice will contain the basis for such breach)("uncured breach")(provided that PacifiCare shall not be entitled to cure any payment default), then UniHealth shall not be deemed to be in breach of this covenant for taking such action. If PacifiCare subsequently cures any uncured breach and the Agreement has not been terminated, then this covenant will apply from and after such cure. Sections 7.1(a) through (d) inclusive and Section 7.1(k) as it relates to any Sale Transaction shall not apply to the Class B Shares so long as UniHealth does not enter into a Sale Transaction with respect to any of the Class B Shares on or before the Meeting of Stockholders. UniHealth acknowledges that any breach of this covenant by any representative of UniHealth shall be deemed a breach by UniHealth. UniHealth shall promptly notify PacifiCare in writing of any material inquiry, proposal or offer relating to a possible Sale Transaction or any of the transactions specified in clauses (e) through (k) of this covenant that is received by UniHealth during the Pre-Final Closing Period.

     7.2 NO PROXY OR VOTING AGREEMENT. UniHealth shall not, without the prior written consent of PacifiCare, directly or indirectly, grant any proxies (other than the Proxy and any proxies solicited by the Board of Directors of PacifiCare with respect to stockholders meetings, including the Meeting of Stockholders) or enter into any voting trust or other agreement or arrangement with respect to the voting of any of the UniHealth Shares during the Pre-Final Closing Period.

     7.3 ACCURACY OF REPRESENTATIONS AND WARRANTIES. Neither UniHealth nor PacifiCare will (i) take, agree or commit to take any action that would make any of its respective representations and warranties hereunder inaccurate in any respect as of any time prior to the Initial Closing (or in the case of Section
5.2 prior to the purchase of Final Shares) or (ii) omit, agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

     7.4 DESIGNEES TO BOARD OF DIRECTORS. After the Approval Date, PacifiCare shall have no obligation to nominate, and UniHealth shall not take any action (including the submission of any nomination to the Governance and Nominating Committee of the Board of Directors of PacifiCare) to have nominated, any of Bradley C. Call, David R. Carpenter, Gary L. Leary or Jean Bixby Smith for reelection to the Board of Directors of PacifiCare following expiration of his or her current term.

     7.5 SUPPORT FOR RIGHTS PLAN. Following the Approval of the Amendment, the Board of Directors of PacifiCare intends to approve the designation of a series of Junior Participating Preferred Stock, enter into a

Rights Agreement substantially in the form provided to UniHealth and to declare a dividend on the Common Stock (collectively referred to as the "Rights Plan"), without seeking stockholder approval. UniHealth will use all reasonable efforts to support and promote PacifiCare's adoption of the Rights Plan, including, without limitation, requesting its designees on the Board of Directors to vote in favor of the Rights Plan and by supporting PacifiCare and voting against any proposal of any stockholder (whether submitted for inclusion in PacifiCare's proxy statement, duly presented at a meeting of stockholders or informally presented) directed against the Rights Plan or seeking to have the Rights Plan terminated and the accompanying rights redeemed. UniHealth will not take or otherwise support any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the adoption, implementation or enforcement of the Rights Plan.

     7.6 NOTICE. Each party will promptly advise the other party of any event that may impair such party's ability to perform its obligations under this Agreement, including any event that could cause the failure to satisfy any condition to any party's covenants or obligations under this Agreement.

     7.7 CONFIDENTIALITY. Concurrent with the execution of this Agreement, the parties shall enter a confidentiality agreement in the form of Exhibit E hereto.

     7.8 REGISTRATION RIGHTS AGREEMENT. Concurrent with the execution of this Agreement, the parties will enter a registration rights agreement in the form of Exhibit F hereto (the "Registration Rights Agreement").

     7.9 SATISFACTION OF CONDITIONS. Each of the parties will use all commercially reasonable efforts to satisfy its conditions to its obligations hereunder to be timely satisfied and to perform and fulfill all obligations on its part to be performed and fulfilled under this Agreement, to the end that the Transaction contemplated by this Agreement shall be effected in accordance with its terms; provided, however, that PacifiCare shall have no obligation to settle or otherwise resolve any legal proceeding that causes the condition in Section
8.2 not to be satisfied.

8. CONDITIONS TO PACIFICARE'S OBLIGATION TO CLOSE.

     The obligation of PacifiCare to purchase UniHealth Shares at the Initial Closing, each Subsequent Closing and the Final Closing, as applicable, is subject to the following conditions:

     8.1 NO RESTRAINTS. No action shall have been taken, and no statute, rule, regulation, executive order, decree or injunction (other than a temporary restraining order) shall have been enacted, entered, promulgated or enforced (and not repealed, superseded, lifted or otherwise made inapplicable) by any court of competent jurisdiction or by any governmental authority that restrains, enjoins or otherwise prohibits the consummation of the Transactions contemplated by this Agreement (each party agreeing to use commercially reasonable efforts to avoid the effect of any such statute, rule, regulation or order or to have any such order, judgment, decree or injunction repealed, superseded or lifted).

     8.2 NO LEGAL PROCEEDINGS. No person or entity shall have commenced or overtly threatened in writing to commence any legal proceeding against PacifiCare or its Board of Directors or officers challenging, or seeking the recovery of damages in connection with, the Recapitalization or any other aspect of the Transaction that if successful would have a material adverse effect on the business, assets, condition (financial or otherwise), results of operations or prospects of PacifiCare.

     8.3 NO IMPAIRMENT. With respect to the Initial Purchase, any Subsequent Purchase or the Final Purchase, on the Initial Closing Date, Subsequent Closing Date or Final Closing Date, as applicable, the capital of PacifiCare shall not be impaired within the meaning of Section 160 of the General Corporation Law of Delaware and the repurchase shall not cause any impairment of the capital of PacifiCare within the meaning of Section 160 of the General Corporation Law of Delaware Prior to execution of this Agreement, PacifiCare has delivered to UniHealth a certificate showing PacifiCare's unimpaired capital as of March 31, 1999.

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

     8.4 ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of UniHealth set forth in Section 5.2 shall be accurate in all material respects as of the Initial Closing Date, each Subsequent Closing Date and the Final Closing Date, as applicable.

     8.5 PURCHASE PRICE. Each Purchase Price shall not be more than $120 per share for the UniHealth Shares; provided that if the Purchase Price for any specific repurchase, as determined by formula in accordance with Section 1.1(q), is more than $120 per share, then PacifiCare, in its sole discretion, may elect during the ten (10) days following the Initial Closing Date, the Subsequent Closing Date or Final Closing Date, as applicable, to pay such higher Purchase Price and repurchase such shares. If PacifiCare does not repurchase such UniHealth Shares within such ten-day period, then such shares will no longer be repurchased in accordance with this Agreement (the "Released Shares"). Notwithstanding Section 7.1, UniHealth may engage in any Sale Transaction with respect to the Released Shares only; provided that UniHealth provides to PacifiCare ten (10) days' prior written notice of its intention to engage in the Sale Transaction (including open market sales) and PacifiCare is given the opportunity to repurchase the Released Shares at the same price as the proposed sale (which in the case of proposed sales in open market transactions shall be deemed to be the average of the closing prices (last sales price) of the PacifiCare Common Stock as quoted on the Nasdaq National Market (or if PacifiCare Common Stock is subsequently listed for trading on the New York Stock Exchange, then on the New York Stock Exchange) for the ten (10) trading days immediately preceding the date of notice).

9. CONDITIONS TO UNIHEALTH'S OBLIGATION TO CLOSE.

     The obligation of UniHealth to sell UniHealth Shares at the Initial Closing, each Subsequent Closing and the Final Closing, as applicable, is subject to the following conditions:

     9.1 NO RESTRAINTS. No action shall have been taken, and no statute, rule, regulation, executive order, decree or injunction (other than a temporary restraining order) shall have been enacted, entered, promulgated or enforced (and not repealed, superseded, lifted or otherwise made inapplicable) by any court of competent jurisdiction or by any governmental authority that restrains, enjoins or otherwise prohibits the filing of the Amendment or the consummation of the transactions contemplated by this Agreement (each party agreeing to use commercially reasonable efforts to avoid the effect of any such statute, rule, regulation or order or to have any such order, judgment, decree or injunction repealed, superseded or lifted).

     9.2 PURCHASE PRICE. The Purchase Price for the Initial Shares shall not be less than $70 per share and each Purchase Price for the Subsequent Shares and the Final Shares shall not be less than $75 per share; provided that if the Purchase Price, as determined by formula in accordance with Section 1.1(q), for the Initial Shares is less than $70 per share or for any other specific repurchase is less than $75 per share, then UniHealth, in its sole discretion, may elect during the ten (10) days following the Initial Closing Date, the Subsequent Closing Date or Final Closing Date, as applicable, to sell such shares to PacifiCare for such lower Purchase Price, and provided further that this condition will be deemed to be satisfied as to any specific repurchase if PacifiCare agrees to a $70 per share Purchase Price with respect to the Initial Shares or a $75 per share Purchase Price with respect to any Subsequent Shares or the Final Shares, as applicable, notwithstanding the Purchase Price, as determined by formula in accordance with Section 1.1(q). If PacifiCare does not repurchase such UniHealth Shares within such ten-day period, then such shares will no longer be repurchased in accordance with this Agreement (the "Released Shares"). Notwithstanding Section 7.1, UniHealth may engage in any Sale Transaction with respect to the Released Shares only; provided that UniHealth provides to PacifiCare ten (10) days' prior written notice of its intention to engage in the Sale Transaction (including open market sales) and PacifiCare is given the opportunity to repurchase the Released Shares at the same price as the proposed sale (which in the case of proposed sales in open market transactions shall be deemed to be the average of the closing prices (last sales price) of the PacifiCare Common Stock as quoted on the Nasdaq National Market (or if PacifiCare Common Stock is subsequently listed for trading on the New York Stock Exchange, then on the New York Stock Exchange) for the ten (10) trading days immediately preceding the date of notice).

10. TERMINATION RIGHTS.

     10.1  TERMINATION.

           (A) This Agreement shall terminate automatically if either (i) PacifiCare requests and does not receive, the Fairness Opinion updated to the date of mailing of the definitive proxy statement relating to the Amendment to PacifiCare's stockholders; or (ii) the Approval is not received (and the payment contemplated by Section 3 is not made) by September 30, 1999.

           (B) This Agreement may be terminated by either party upon the material breach by the other party of this Agreement if (i) the non-breaching party provides written notice to the breaching party of its intention to terminate this Agreement (which notice shall include the basis for such termination), (ii) the breaching party does not cure the breach or take reasonable steps to cure the breach within thirty (30) days of receipt of the notice and (iii) the non-breaching party provides written notice of the termination of the Agreement after such 30-day cure period has expired; provided, however, that there will be no cure period for UniHealth's failure to deliver any of the Initial Shares, Subsequent Shares or Final Shares for purchase at the applicable closing in accordance with this Agreement or for any default by PacifiCare in its payment obligations under this Agreement.

           (C) This Agreement may be terminated by either party if the Initial Closing, any Subsequent Closing or the Final Closing, as applicable, does not occur within forty-five (45) days following the Initial Closing Date, the corresponding Subsequent Closing Date, or the Final Closing Date because of failure to satisfy a condition to closing (other than the conditions set forth in Sections 8.5 and 9.2 resulting in Released Shares).

     10.2 CHANGE IN CONTROL. If PacifiCare enters into a definitive agreement for the sale of substantially all of the assets of PacifiCare or for any transaction or series of transactions (including any merger or any agreement consenting to a tender offer for all of the outstanding shares of Common Stock of PacifiCare or other reorganization) that if consummated will result in any person or group acquiring beneficial ownership of more than 40% of the total outstanding voting power of PacifiCare ("Change in Control Transaction"), then UniHealth shall have no obligation to sell any UniHealth Shares to PacifiCare in accordance with this Agreement between the date of execution of the definitive agreement for such Change in Control Transaction and any termination of such definitive agreement (other than by closing of the Change in Control Transaction). Upon closing of the Change in Control Transaction, UniHealth shall be entitled to receive the same consideration for the UniHealth Shares that it then beneficially owns as is received by the other holders of Common Stock (provided that if a tender offer is made for less than all of PacifiCare Common Stock, then UniHealth shall be entitled to receive the tender offer price for any shares it tenders that are accepted by the tender offeror and any remaining UniHealth Shares shall remain subject to this Agreement (with a pro rata reduction for each tranche of Subsequent Shares and Final Shares)). In addition, if PacifiCare repurchases any UniHealth Shares during the 90 days prior to the date of the first public announcement of the proposed Change in Control Transaction or the first public announcement of an offer that subsequently leads to a Change in Control Transaction ("Pre-Announcement Period"), then, upon the closing of the Change in Control Transaction, PacifiCare shall pay UniHealth a cash amount equal to the positive difference, if any, between (1) the aggregate consideration payable in the Change in Control Transaction for the number of UniHealth Shares purchased under this Agreement during the Pre-Announcement Period ("Subject Shares") and (2) the aggregate Purchase Price of the Subject Shares. For purposes of the preceding sentence, any non-cash consideration payable in a Change in Control Transaction shall be valued in the case of a fixed exchange ratio, based upon the value of one share of Common Stock used in setting the fixed exchange ratio; in the case of a formula-based exchange ratio, using the same formula used to value one share of Common Stock and in the case of any earn-out consideration, assuming that the earn-out is not earned (provided, that in the case of an earn-out, UniHealth shall be entitled to a future cash payment if and when the earn-out is earned in an amount that reflects the cash value of the earn-out for the Subject Shares had those shares not been repurchased). If the definitive agreement for the Change of Control Transaction is terminated without closing, then any Initial Shares, Subsequent Shares or Final Shares that are not repurchased during the period from the execution of the definitive agreement for the Change in Control Transaction and the termination date shall be added pro rata to all remaining Subsequent Shares and Final Shares. This Section 10.2 shall be binding on any successor in interest to PacifiCare or any assignee of all or substantially all of the assets of PacifiCare.

11. NOTICES.

     All notices, requests, demands, waivers, consents or other communications required or permitted hereunder shall be in writing and be deemed to have been duly given when deposited in the United States Mail via registered, certified or express mail, return receipt requested, or deposited with Federal Express or United Parcel Service for overnight delivery, addressed to the party to be notified with postage and fees prepaid as follows:

        If to PacifiCare: 3120 Lake Center Drive
                          Santa Ana, CA 92704-6917
                          Attn: President
                          Phone: (714) 825-5200
                          Fax: (714) 825-5041

        With a copy to:   Konowiecki & Rank
                          Library Tower
                          833 West Fifth Street, Suite 3500
                          Los Angeles, CA 90071-2007
                          Attn: Joseph S. Konowiecki, Esq.
                          Phone: (213) 229-0990
                          Fax: (213) 229-0992

                          Cooley Godward LLP
                          4365 Executive Drive, Suite 1100
                          San Diego, CA 92121
                          Attn: Frederick T. Muto, Esq.
                          Phone: (619) 550-6000
                          Fax: (619) 453-3555

        If to UniHealth:  3400 Riverside Drive
                          Burbank, CA 91505
                          Attn: David R. Carpenter, Chairman
                          Phone: (818) 238-6350
                          Fax: (818) 238-7686

        With a copy to:   O'Melveny & Myers LLP
                          400 South Hope Street
                          Los Angeles, CA 90071-2899
                          Attn: Frederick B. McLane, Esq.
                          Phone: (213) 430-6000
                          Fax: (213) 430-6407

Either party may change its address for notice purposes by providing a notice in accordance with this Section.

12. ADJUSTMENTS UPON CHANGES IN PACIFICARE COMMON STOCK.

     In the event of any change in PacifiCare's Common Stock by reason of any stock dividends, stock splits, mergers, consolidations, recapitalizations, combinations, conversions, exchanges of shares, extraordinary or liquidating dividends, or other similar changes in the capital structure of PacifiCare which would affect the rights of PacifiCare hereunder (other than a Change of Control Transaction), the number and kind of shares or securities representing the Initial Shares, Subsequent Shares and the Final Shares, and the per share Purchase Price (but not the aggregate l Purchase Price), respectively, shall be appropriately and equitably adjusted so that PacifiCare shall receive upon the Initial Closing, each Subsequent Closing or the Final

Closing, as applicable, the number and class of shares or other securities or property that PacifiCare would have received in respect of the Initial Shares, Subsequent Shares or Final Shares, respectively, if PacifiCare had purchased the Initial Shares, Subsequent Shares or Final Shares, as the case may be, immediately prior to such event. PacifiCare and UniHealth agree to take such steps in connection with such consolidation, merger, liquidation or other such action as may be necessary to assure that the provisions hereof shall thereafter apply as nearly as possible to any securities or property thereafter deliverable in place of the Initial Shares, Subsequent Shares or Final Shares, as the case may be.

13. MISCELLANEOUS.

     13.1 HEADINGS. The headings of the Sections of this Agreement are for convenience of reference only, and do not form a part thereof, and do not in any way modify, interpret or construe the meaning of the sections themselves or the intentions of the parties.

     13.2 LEGENDS. Each of the certificates for the UniHealth Shares (other than the Class B Shares) shall bear a restrictive legend indicating that the UniHealth Shares (other than the Class B Shares) are subject to restrictions on transfer under the Stock Purchase Agreement dated May 4, 1999 between PacifiCare and UniHealth. PacifiCare covenants to have the legend removed from any Released Shares promptly upon UniHealth's request and submission of its stock certificate(s) for such shares.

     13.3 ENTIRE AGREEMENT. This Agreement and any other agreements entered into contemporaneously herewith set forth the entire agreement of the parties and are intended to supersede all prior negotiations, understandings, and agreements and cannot be altered, amended, changed or modified in any respect or particular unless each such alteration, amendment, change or modification shall have been agreed to by PacifiCare and UniHealth and reduced to writing in its entirety and signed and delivered by each party.

     13.4 EQUITABLE REMEDIES. UniHealth acknowledges that there will be no adequate remedy at law for its failure to comply with the terms of this Agreement. Accordingly, if UniHealth fails to comply with any of the terms of this Agreement, PacifiCare shall have the right to have any breach remedied by equitable relief by way of temporary retraining order, preliminary injunction, permanent injunction and such other alternative relief as may be appropriate without the necessity of posting any bond or proving any damages.

     13.5 NO WAIVER. No provision, condition or covenant of this Agreement shall be waived by either party hereto except by a written instrument delivered to the other party and signed by the party consenting to and to be charged with such waiver.

     13.6 ASSIGNMENT AND SUCCESSORS. UniHealth may not assign its rights, duties or obligations hereunder without the prior written consent of PacifiCare. This Agreement shall be binding upon the successors and permitted assignees of PacifiCare and UniHealth.

     13.7 OTHER AND FURTHER DOCUMENTS. The parties hereto agree to execute, acknowledge and deliver, at or after the Initial Closing Date, each Subsequent Closing Date and the Final Closing Date, as applicable, such other and further instruments and documents as may be reasonably necessary to implement, consummate and effectuate the terms of this Agreement.

     13.8 GOOD FAITH. All parties hereto shall act in good faith in performing and discharging their respective duties and obligations hereunder.

     13.9 GOVERNING LAW. The parties agree that this Agreement will be interpreted, construed, and enforced under and according to the internal laws of the State of California.

     13.10 COUNTERPARTS. This Agreement may be executed in counterparts, all of which together shall comprise one and the same instrument.

                     [THIS SPACE INTENTIONALLY LEFT BLANK]

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

     IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be signed and executed by their proper officers thereunto duly authorized as of the day and year first above written.

                                          PACIFICARE HEALTH SYSTEMS, INC.,
                                          a Delaware corporation

                                          By:
                                            ------------------------------------
                                            Alan Hoops
                                            Chairman of the Board &
                                            Chief Executive Officer

                                          UNIHEALTH FOUNDATION,
                                          a California nonprofit public benefit
                                          corporation

                                          By:
                                            ------------------------------------
                                            David R. Carpenter
                                            Chairman of the Board

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